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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                         Commission File Number  __________

                           NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q

/ / Form N-SAR

        For Period Ended:     December 31, 1996
                              _____________________________________________


/ / Transition Report on Form 10-K       / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-K       / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For the Transition period Ended:__________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the Notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________
___________________________________________________________________________

                                  PART I
                           REGISTRANT INFORMATION

Full name of registrant   Utah Resources International, Inc.
                       ____________________________________________________

Former name if applicable N/A
___________________________________________________________________________
Address of principal executive office (STREET AND NUMBER)

       297 West Hilton Drive, Suite #4
___________________________________________________________________________

City, state and Zip code   St. George, Utah 84770
                       ____________________________________________________


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                                  PART II
                           RULE 12b-25(b) AND (c)

     IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A


                                  PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

     Utah Resources International, Inc. (the "Company") is unable to file its Form 10-KSB for the year end December 31, 1996, on a timely basis because to do so would cause unreasonable effort and delay. Therefore, the Company seeks to extend its filing date pursuant to this Form 12b-25.

     The Company underwent two major changes in 1996: (i) on April 25, 1996, the Company and Midwest Railroad Construction and Maintenance Corporation ("Midwest") entered into a Splitoff Agreement (the "Splitoff Agreement"), whereby the Company rescinded a prior agreement whereby the Company had exchanged 590,000 or 33% of its total shares in return for all of the shares of Midwest; and (ii) Inter-Mountain Capital Corporation ("IMCC") acquired a majority interest in the Company in July 3, 1996. For a more detailed description of the above transactions see Form 10-KSB for year end December 31, 1995, filed with the SEC on January 8, 1997. The registrant anticipates completing the subject report within 15 days of its prescribed due date.


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                                  PART IV
                           OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
            Alan B. Roth                312              201-2633
___________________________________________________________________________
               (Name)                (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       /X/ Yes  / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       / / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Utah Resources International, Inc.
___________________________________________________________________________
                    (Name of Registrant and Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 3/27/97                  By /s/ John Fife
     ___________                 ___________________
                                 John Fife, President and CEO

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.